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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
_______________________

For the month of September, 2007.
Commission File Number 001-14946
CEMEX Corp.
(Translation of registrant's name into English)
Av. Ricardo Margain Zozaya #325, Colonia Valle del Campestre
		Garza Garcia, Nuevo Leon, Mexico 66265
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F   X        Form 40-F ___
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ____	  No   X
If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
N/A
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Media Relations
Jorge Perez
(52-81) 8888-4334

Investor Relations
Eduardo Rendon
(52-81) 8888-4256

Analyst Relations
Ricardo Sales
(212) 317-6008


CEMEX PROVIDES GUIDANCE FOR THE THIRD
QUARTER OF 2007

MONTERREY, MEXICO, September 17, 2007 - CEMEX, S.A.B. de C.V. (NYSE: CX) announced today that it expects EBITDA for the quarter ending September 30, 2007 to be about US$1,350 million, an increase of about 22% versus the same period last year, while operating income is expected to be about US$950 million, 16% higher than the same period a year ago. Guidance for operating income excludes potential adjustments due to the revaluation of Rinker's assets. CEMEX expects sales in excess of US$6.0 billion, an increase of around 29% versus the same period a year ago. For the first nine months of the year, CEMEX expects EBITDA of about US$3,350 million, while revenue is expected at about US$15.2 billion, a growth of approximately 7% and 13% respectively. These results include the effect of consolidating the Rinker group starting July 1, 2007.
"We continue to see underlying strength and favorable supply-demand dynamics in most of our markets, but at the same time we recognize that the correction and the timing for the eventual recovery of the residential sector in the United States continues to be uncertain. The underperformance in our operations in the United States has been partially mitigated by a better-than-expected performance in other regions, including South / Central America and the Caribbean, Africa and Middle East, Rest of Europe, and Asia," said Rodrigo Trevino, CEMEX's Chief Financial Officer.
"Additionally, this quarter marks the consolidation of Rinker into our operations. Rinker will significantly benefit our geographic and product mix, as well as enhance our position as one of the largest building material companies in the world. We look forward to fully integrating Rinker into our operations as soon as possible and well within the timeframe originally expected. We will continue to apply most of our free cash flow to reduce debt and we remain committed to our steady-state net-debt-to-EBITDA capital structure target of 2.4 times. On balance, we continue to be cautiously optimistic. For 2007 we expect to deliver EBITDA of close to US$4.8 billion. These numbers include the consolidation of Rinker for the second half of the year but exclude the effects of asset disposals."
During the third quarter, CEMEX expects domestic cement and ready-mix sales volumes in Mexico to increase about 4% and 9%, respectively, versus the same period last year. For the first nine months of the year, cement and ready-mix volumes are expected to increase about 4% and 10%, respectively, versus the same period of last year. The main drivers of demand in Mexico continue to be a strong formal residential sector as well as healthy demand from the infrastructure sector. Given this performance in volumes for the first nine months of the year, we continue to expect domestic cement volume in Mexico to grow in excess of 4% for the full year 2007.
Cement, ready-mix and aggregates volumes for CEMEX's operations in the United States are expected to decrease 2%, increase 53% and increase 173%, respectively during the third quarter, versus the same period last year. For the first nine months of 2007, cement volumes are expected to decrease about 10%, ready-mix volumes are expected to increase about 1% and aggregates volumes are expected to increase about 46% versus the same period in 2006. These results include the effect of the Rinker operations as of the third quarter 2007.
On a like-to-like basis for the ongoing operations, cement volumes would have decreased 19% for the quarter and 18% for the first nine months versus the same periods last year. Ready-mix volumes would have decreased 20% for the quarter and 21% for the first nine months versus the same period in 2006. Aggregate volumes would have decreased 11% for the quarter and 12% for the first nine months versus the comparable period last year. For the full year and on a like-to-like basis, we expect cement volumes to decrease by about 14% versus the same period last year.
Cement volumes continue to be driven by the industrial-and-commercial and public sectors. The duration of the ongoing correction and the timing of the recovery in the residential sector in the United States continue to be uncertain.
Cement and ready-mix volumes for CEMEX's operations in Spain, are expected to decrease by about 6% and 3%, respectively, during the third quarter versus the comparable period of last year. For the first nine months of the year, cement volumes are expected to decrease about 4% and ready-mix volumes are expected to decrease about 3% versus the same period in 2006. The end of major infrastructure projects in many regions of the country, as local and municipal elections concluded, has affected volumes during the quarter. Additionally, the residential sector is experiencing a deceleration from high growth levels experienced in recent years. Given the performance in cement volumes for the first nine months of the year, we now expect cement volume in Spain to decline by about 3% for the full year 2007.
In our operations in the United Kingdom, cement volumes for the third quarter are expected to increase by about 18% versus the same quarter last year. Ready-mix volumes are expected to increase by about 3% during the third quarter versus the comparable period of 2006. Aggregate volumes are expected to increase by about 2% for the third quarter versus the same period in 2006. For the first nine months of 2007, cement volumes are expected to increase by about 14%, ready-mix volumes are expected to decrease by about 2% and aggregate volumes are expected to increase about 1% versus the same period in 2006. Demand in the United Kingdom continues to be driven by the public housing, commercial and industrial sectors. We continue to expect cement volumes for the year to increase by around 7%.
The weaker-than-expected performance in the United States and Spain has been partially offset by the stronger-than-expected performance from the rest of the world, as evidenced by the 6% growth in domestic cement volumes for the quarter, and 10% growth for the first nine months of the year versus the comparable periods in 2006. In the aggregate, these markets outside the United States and Spain, account for more than half of our global domestic cement volumes and consolidated EBITDA. The primary contributors to this growth have been Venezuela, Colombia, Poland, Croatia, and, to a lesser extent, the United Kingdom, Egypt, the Philippines, and Mexico.
Guidance numbers are calculated on the basis of market close exchange rates as of September 14, 2007. Given the volatility of foreign exchange rates and the exposure of our operations to factors beyond our control, our actual results could be materially different from our indicative guidance. CEMEX is a growing global building materials company that provides high quality products and reliable service to customers and communities in more than 50 countries throughout the world. CEMEX has a rich history of improving the well-being of those it serves through its efforts to pursue innovative industry solutions and efficiency advancements and to promote a sustainable future. For more information, visit www.cemex.com.

###

This press release contains forward-looking statements and information that are necessarily subject to risks, uncertainties and assumptions. Many factors could cause the actual results, performance or achievements of CEMEX to be materially different from those expressed or implied in this release, including, among others, changes in general economic, political, governmental and business conditions globally and in the countries in which CEMEX does business, changes in interest rates, changes in inflation rates, changes in exchange rates, the level of construction generally, changes in cement demand and prices, changes in raw material and energy prices, weather conditions, changes in business strategy and various other factors. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. CEMEX assumes no obligation to update or correct the information contained in this press release.
EBITDA is defined as operating income plus depreciation and amortization. Free Cash Flow is defined as EBITDA minus net interest expense, maintenance and expansion capital expenditures, change in working capital, taxes paid, and other cash items (net other expenses less proceeds from the disposal of obsolete and/or substantially depleted operating fixed assets that are no longer in operation). Net debt is defined as total debt minus the fair value of cross-currency swaps associated with debt minus cash and cash equivalents. The net debt to EBITDA ratio is calculated by dividing net debt at the end of the quarter by EBITDA for the last twelve months. All of the above items are derived from generally accepted accounting principles in Mexico. EBITDA and Free Cash Flow (as defined above) are presented herein because CEMEX believes that they are widely accepted as financial indicators of CEMEX's ability to internally fund capital expenditures and service or incur debt. EBITDA and Free Cash Flow should not be considered as indicators of CEMEX's financial performance, as alternatives to cash flow, as measures of liquidity or as being comparable to other similarly titled measures of other companies.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, CEMEX, S.A.B. de C.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


				CEMEX, S.A.B. de C.V.
				(Registrant)



Date: September 19, 2007	By:	  /s/ Rafael Garza
	                        Name:     Rafael Garza
	                        Title:    Chief Comptroller